UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to
Commission File Number: 1-8444
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Future Care: The America West Airlines 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
US Airways Group, Inc.
111 West Rio Salado Parkway
Tempe, Arizona 85281

FUTURE CARE:
THE AMERICA WEST AIRLINES
401(k) PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
December 31, 2008 and 2007

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
FUTURE CARE: THE AMERICA WEST AIRLINES 401(K) PLAN
We have audited the accompanying statement of net assets available for benefits of Future Care: The America West Airlines 401(k) Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The supplemental Schedule H, line 4(i), schedule of assets (held at end of year) as of December 31, 2008, and Schedule H, line 4(a), schedule of delinquent participant contributions, for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.
Phoenix, Arizona
June 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
FUTURE CARE: THE AMERICA WEST AIRLINES 401(K) PLAN
We have audited the accompanying statement of net assets available for benefits of Future Care: The America West Airlines 401(k) Plan (the “Plan”) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Future Care: The America West Airlines 401(k) Plan as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Phoenix, Arizona
June 23, 2008

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS
Investments, at fair value	$418,939,678	$754,846,408
LCC stock fund	1,175,321	3,103,202
Participant loans	18,015,317	20,332,585

Total investments	438,130,316	778,282,195

CONTRIBUTIONS RECEIVABLE
Participant	187,018	706,553
Employer	51,559	150,483

Total receivables	238,577	857,036

Net assets available for benefits, at fair value	438,368,893	779,139,231

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	2,269,639	454,478

NET ASSETS AVAILABLE FOR BENEFITS	$440,638,532	$779,593,709

See Notes to Financial Statements

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2008

ADDITIONS
Contributions:
Participant contributions	$28,408,863
Employer contributions	23,200,493
Participant rollovers	348,641

Total contributions	51,957,997

Interest and dividends:
Dividends	10,604,245
Interest	2,386,705

Total interest and dividends	12,990,950

Total additions	64,948,947

DEDUCTIONS
Net depreciation in fair value of investments	231,760,778
Benefits paid to participants	21,867,221
Administrative expenses	107,712

Total deductions	253,735,711

Net decrease in net assets before plan asset transfers	(188,786,764)
Assets transferred to other plans, net	(150,168,413)

Decrease in net assets	(338,955,177)
Net assets available for benefits, beginning of year	779,593,709

Net assets available for benefits, end of year	$440,638,532

See Notes to Financial Statements

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(1)	Description of the Plan
The following description of Future Care: The America West Airlines 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution benefit plan intended to be a qualified cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code (“IRC”), as amended, and to qualify under Section 401(a) of the IRC. The Plan was established on January 1, 1989 for certain employees of America West Holdings Corporation, LLC (“AWA”, the “Company”, or the “Plan Sponsor”).
The Plan covers certain employees covered by Air Line Pilots Association (“ALPA”) collective bargaining agreements, certain employees represented by the Association of Flight Attendants (“AFA”) and certain employees represented by the International Association of Machinists & Aerospace Workers (“IAM”).
The Plan covers employees provided they are at least 18 years of age but excludes those individuals not classified as employees and those classified as temporary by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
On January 1, 2008, the Plan Sponsor transferred a portion of the Plan into the US Airways, Inc. Employee Savings Plan. As a result, $119.3 million of assets and liabilities were transferred out of the Plan. These transfers included the account balances of certain employees represented by the Airline Customer Service Employee Association — IBT and CWA (the “Association”), certain employees represented by the Transport Workers Union (“TWU”) and certain non-contract employees.
On October 1, 2008, the Plan Sponsor transferred the account balances of certain employees represented by the IAM into the US Airways, Inc. Employee Savings Plan. As a result, $30.9 million of assets and liabilities were transferred out of the Plan.
Contributions
Eligible employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year a Plan participant may contribute up to 50% of pre-tax compensation subject to IRC limits ($15,500 for 2008), as defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation, as determined by the Plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant’s eligible compensation. In addition, participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up contributions”) above the annual Internal Revenue Service (“IRS”) limitations ($5,000 for 2008). Participants may elect voluntary after-tax contributions up to 50% of the participant’s compensation for the Plan year. The combined percentage of pre-tax and after-tax contributions may not exceed 100%.
Participants who are represented by ALPA are eligible to receive a non-elective Company contribution of 10%, to begin on the first of the month following 90 days of service for these employees. Participants who are represented by AFA and IAM are eligible to receive a discretionary Company matching contribution, as determined annually by the Company’s board of directors, which was 50% of the first 6% of eligible compensation for 2008.

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Employees may also roll over contributions from personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions in accordance with the guidelines specified in the Plan document.
Vesting
Participants are immediately vested in their contributions, plus earnings thereon. Company contributions, plus earnings thereon, become fully vested after five years of service with the Company as reflected in the following vesting schedule:

Vesting
Completed years of service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%
Investment options
The Company selects the number and type of investment options available. Fidelity Investments Institutional Operations Company, Inc., the Plan’s record keeper (the “Recordkeeper”), is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company (the “Trustee”) is the Plan trustee. Each participant instructs the Recordkeeper how to allocate his or her participant and Company contributions. Participants may allocate contributions in any combination among the 24 investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then his or her contributions will be invested in the Pyramis Active Lifecycle Commingled Pool option based on the participants’ age. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. The LCC stock fund represents shares invested in the common stock of US Airways Group, Inc. the parent corporation of the Company, and has been closed to new participant investments and exchanges into the fund since September 27, 2005.
The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Income and loss is allocated to the participants’ accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.
Loans to participants
Participants may borrow from their accounts, but may have only one loan outstanding at any given point in time. Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company or a related company, defined as any corporation or business, other than an employer, which would be aggregated with an employer for a relevant purpose under Section 414 of the IRC, during the preceding twelve month period) or 50% of their vested account balance and vested interest in all other plans maintained by the Company or a related company as of the date of the loan. Loan transactions are treated as transfers between the investment funds and participant loans receivable. Loan terms cannot exceed five years. The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar terms. Principal and interest are paid ratably through payroll deductions. Pursuant to an ALPA collective bargaining agreement between AWA and certain employees, the Plan permits employees covered under this agreement to have up to two loans outstanding.

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Distributions
Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary are made as soon as reasonably practicable. If the participant’s vested account balance is greater than $5,000, the distributions shall not commence prior to the participant’s normal retirement date without the participant’s written consent. A lump sum distribution is automatic upon separation if the participant’s vested account balance is $1,000 or less. If the participant’s vested account balance exceeds $1,000 but is less than or equal to $5,000, and the participant does not elect to receive the distribution directly or have the distribution rolled over to an eligible retirement plan, then the Plan will pay the distribution in a direct rollover to an individual retirement account designated by the Company.
Upon approval by the Plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the hardship standards set forth in the Plan.
A Plan participant who has reached age 59 1/2 may apply for an in-service withdrawal of all or a part of the participant’s vested interest in his/her account, inclusive of any earnings thereon.
Forfeitures
At December 31, 2008 and 2007, forfeited nonvested accounts totaled $38,717 and $55,397, respectively. These accounts are used to reduce future employer contributions or pay plan administrative expenses. Forfeitures of $211,351 were used in 2008 to reduce employer contributions.
Administration
Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2008, substantially all administrative expenses were paid by the Plan. Expenses paid by the Plan are recorded in the accompanying statement of changes in net assets available for benefits.
Plan termination
Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA and applicable collective bargaining agreements. Upon termination of the Plan, participants will become 100% vested in their accounts. In addition, the following actions shall be taken for the benefit of participants:
As of the termination date, each investment fund and all separate accounts shall be valued. In determining the net worth of the Plan there shall be included as liabilities such amounts as shall be necessary to pay all expenses in connection with the termination of the Plan and the liquidation and distribution of the assets, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.
All participant accounts must be disposed of in the forms of payment available under the Plan.

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(2)	Significant accounting policies
Basis of presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. Contract value for this common collective trust is equal to the sum of all the benefits owed to participants in that trust. For a particular participant in that trust, contract value is equal to the sum of that participant’s invested principal plus all accrued interest. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Use of estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Such estimates include those related to fair value of investments, liabilities, contingencies and collectibility of participant loans. Actual results could differ from those estimates.
Investment valuation and income recognition
The Plan’s investments are stated at fair value as described in Note 5, “Fair value measurements.”
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date. Interest and dividend incomes are recorded on the accrual basis.
Payment of benefits
Benefits are recorded when paid.
Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(3)	Investments
The following table presents the fair value of individual investments that exceed 5% or more of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007
Fidelity Growth Company Fund	$56,361,053	$127,776,803
Fidelity Managed Income Portfolio II-Class 3	55,929,474	59,944,510
Fidelity Magellan Fund	50,782,829	140,002,127
Fidelity Institutional Money Market Fund	33,256,602	—
Fidelity Balanced Fund	31,270,563	64,578,642
Fidelity BrokerageLink	24,857,084	—
Fidelity U.S. Bond Index Fund	22,708,489	—
Capital Guardian International Equity Fund	—	51,873,655
The Artio International Equity Fund — Class I *	—	42,860,250

*	The Julius Baer International Equity Fund was renamed the Artio International Equity Fund — Class I in 2008.
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Registered investment companies	$(179,604,317)
Common collective trusts	(41,010,454)
Self-directed brokerage accounts	(10,079,262)
Common stock	(1,066,745)

Total	$(231,760,778)

(4)	Investment in fully benefit-responsive investment contracts
In 2008 and 2007, the Plan invested in a common collective trust, Fidelity’s Managed Income Portfolio II Class 3 (“Fund II”), which owns fully benefit-responsive investment contracts. The Plan reflected Fund II at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contracts of $2,269,639 and $454,478 as of December 31, 2008 and 2007, respectively, in the accompanying statements of net assets available for benefits. The fair value of Fund II as of December 31, 2008 and 2007 was $55,929,474 and $59,944,510, respectively.
The Plan’s interest in Fund II is calculated by applying the Plan’s ownership percentage in Fund II to the total fair value of Fund II. The underlying assets owned by Fund II consist primarily of readily marketable fixed income securities with quoted market prices.
The interest crediting rate is determined quarterly and at December 31, 2008 and 2007 was 3.48% and 4.64% respectively. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unitholders. There is no relationship between future crediting rates and the adjustment to contract value reported in the statements of net assets available for benefits.
The average market yield of Fund II for the year ended December 31, 2008 was 3.84%. The average yield earned by Fund II that reflects the actual interest credited to participants for the year ended December 31, 2008 was 3.73%.

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
(5)	Fair value measurements
The Plan adopted SFAS No. 157 on January 1, 2008. SFAS No. 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — Observable inputs such as quoted prices in active markets;
Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Assets measured at fair value on a recurring basis as of December 31, 2008 are as follows:

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
Assets:	(Level 1)	(Level 2)	(Level 3)
Registered Investment Companies	$239,971,959	$—	$—
Money Market Fund	42,546,830	—	—
Stocks and Bonds	12,545,480	—	—
Common Collective Trusts	—	125,050,730	—
Participants Loans	—	—	18,015,317

Total Assets	$295,064,269	$125,050,730	$18,015,317

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Registered investment companies
The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represents the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Money market funds
The money market funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.
Stocks and bonds
LCC common stock and stocks and corporate bonds held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.
Common collective trusts
Common collective trust funds (“CCTs”) are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts and are classified as Level 2 investments. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. CCTs are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market.
Participant Loans
Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.
Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Participant Loans
Balance at December 31, 2007	$20,332,585
Repayments and transfers, net of loans	(2,317,268)

Balance at December 31, 2008	$18,015,317

(6)	Tax status
The Plan is intended to be qualified and exempt from taxation under the applicable sections of the IRC. The Plan received its latest determination letter on July 31, 2002, in which the IRS stated the Plan, as then designed, was in compliance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and legal counsel believe that the Plan was designed and is currently being operated in compliance with the legal requirements of the IRC.

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(7)	Parties-in-interest

Certain Plan investments consisting primarily of registered investment companies, money market funds and common collective trust companies are managed by the Trustee. All investment transactions with the Trustee including investments of $340,045,615 and $571,419,252 at December 31, 2008 and 2007, respectively, qualify as party-in-interest and are exempt from the prohibited transaction rules. The Plan also paid administrative expenses totaling $107,712 to the Trustee of the Plan during the year ended December 31, 2008. Certain Plan investments are shares of common stock of US Airways Group, Inc., the Plan Sponsor’s parent corporation and, therefore, these transactions qualify as exempt party-in-interest transactions. These shares are held in the LCC Stock Fund. Investments in the LCC Stock Fund represented less than 1% of net assets at each of December 31, 2008 and 2007.

(8)	Prohibited party-in-interest transactions
A series of 1,511 participants’ contributions totaling $58,220 were withheld from the participants’ pay during 2007, but were not remitted to the Plan’s trust within the time frame required by the Department of Labor (“DOL”) under applicable DOL regulations. These transactions constituted a cumulative $58,220 loan from the Plan to the plan sponsor for the period when such plan assets should have been remitted through the dates such plan assets were remitted. The loan interest of $6,320, based on rules for the calculation of lost earnings under the DOL’s Voluntary Fiduciary Correction Program, was remitted to the Plan’s trust on July 1, 2008, and credited to the participants’ accounts.
One participant’s contribution totaling $142 was withheld from the participant’s pay during 2008, but was not remitted to the Plan’s trust within the time frame required by the DOL under applicable DOL regulations. This transaction constituted a cumulative $142 loan from the Plan to the plan sponsor for the period when such plan assets should have been remitted through the dates such plan assets were remitted. The loan interest of less than $1, based on rules for the calculation of lost earnings under the DOL’s Voluntary Fiduciary Correction Program, was remitted to the Plan’s trust on July 23, 2008, and credited to the participant’s account.
(9)	Reconciliation of financial statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$440,638,532	$779,593,709
Deemed distributions of participant loans	(959,548)	(624,127)
Less: Adjustments to fair value from contract value related to fully benefit-responsive investment contracts	(2,269,639)	—

Net assets available for benefits per the Form 5500	$437,409,345	$778,969,582

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2008 to the Form 5500:

Net decrease in net assets before plan asset transfers per the financial statements	$(188,786,764)
Deemed distributions of participant loans for the year ended December 31, 2007	624,127
Deemed distributions of participant loans for the year ended December 31, 2008	(959,548)
Less: Adjustment to fair value from contract value related to fully benefit-responsive investment contracts	(2,269,639)

Net decrease in net assets available for benefits per Form 5500	$(191,391,824)

(10)	Subsequent Event
Effective January 2, 2009, certain plan participants including employees represented by the IAM, were transferred to the US Airways, Inc. Employee Savings Plan.

SUPPLEMENTAL SCHEDULES

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
EIN 86-0847214, Plan # 001
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

			(e) Current
(a)	(b) Identity of issuer	(c) Description of investment	value
*	US Airways Group	LCC Stock Fund	$1,175,321
*	Fidelity Investment Inc.	Fidelity Magellan Fund	50,782,829
*	Fidelity Investment Inc.	Fidelity U.S. Bond Index Fund	22,708,489
*	Fidelity Investment Inc.	Fidelity Growth Company Fund	56,361,053
*	Fidelity Investment Inc.	Fidelity Institutional Money Market Fund	33,256,602
*	Fidelity Investment Inc.	Fidelity Low Price Stock Fund	9,308,420
*	Fidelity Investment Inc.	Fidelity BrokerageLink	24,857,084
*	Fidelity Investment Inc.	Fidelity Leveraged Company Stock Fund	4,962,836
*	Fidelity Investment Inc.	Fidelity Balanced Fund	31,270,563
*	Fidelity Investment Inc.	Fidelity Managed Income Portfolio II - Class 3	55,929,474
*	Fidelity Investment Inc.	Spartan US Equity Index Fund Advantage Class	15,017,323
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2000 CP Fund**	2,586,703
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2005 CP Fund**	59,729
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2010 CP Fund**	3,331,480
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2015 CP Fund**	864,794
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2020 CP Fund**	11,916,455
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2025 CP Fund**	1,848,724
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2030 CP Fund**	11,797,102
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2035 CP Fund**	1,016,170
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2040 CP Fund**	2,102,548
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2045 CP Fund**	49,660
*	Pyramis Global Advisors Trust Co.	Pyramis Active Lifecycle 2050 CP Fund**	17,577
	American Century Investment
	Management, Inc.	American Century Large Cap Value Fund	15,546,079
	Artio International Equity I	Artio International Equity I	18,034,276
	Capital Guardian Trust Co.	Capital Guardian International Equity Fund	17,984,233
	Columbia Management Advisors, LLC	Mid Cap Value Fund - Class Z	885,090
	Franklin Templeton Investments	Franklin Small Cap Value Fund A	178,637
	Fred Alger Management, Inc.	Alger MidCap Growth Institutional Portfolio -
		Class A	7,863,438
	Harbor Capital Advisors, Inc.	Harbor Capital Appreciation Fund -
		Institutional Fund	428,419
	Hartford	Small Company Fund - Class Y	1,625,616
	Lord, Abbett & Co. LLC	Small Cap Value I	11,467,865
	Pacific Investment Management Co.	PIMCO High Yield - Institutional Class	864,872
	RS Investments	RS Emerging Markets Fund - Class A shares	2,496,515
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	933,408
	T. Rowe Price	T. Rowe Price Real Estate Fund	585,615
	Participant Loans	Interest rates range from 5% to 11% per
		annum, maturing through 2013	18,015,317

	Total		$438,130,316

*	Parties-in-interest

**
Each of the Pyramis funds are intended only for employees of a specific age range therefore participants cannot invest in more than one Pyramis fund, thus all Pyramis funds are considered one investment option.

Note:	Cost information has been excluded as all investments are participant-directed investments.

FUTURE CARE: THE AMERICA WEST AIRLINES
401(k) PLAN
EIN 86-0847214, Plan # 001
SCHEDULE H, LINE 4(a) — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2008

(b) Relationship to
	plan, employer,		(d) Amount
(a) Identity of party	or other party-		on	(e) Lost
involved	in-interest	(c) Description of transactions	line 4(a)	interest
America West Holdings Corporation, LLC	Plan Sponsor	Employee deferral not timely remitted*	$58,362	$6,320

*	Represents a participant’s contribution that were withheld from the participant’s wages, but not timely remitted to the Plan by the Plan Sponsor.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Future Care: The America West Airlines 401(k) Plan
Date: June 24, 2009	By:	/s/ Derek J. Kerr
Derek J. Kerr
Executive Vice President and Chief Financial Officer

EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm — Mayer Hoffman McCann P.C.

23.2	Consent of Independent Registered Public Accounting Firm — KPMG LLP